                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)*

                                Lightspan, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  532262 10 3
                                 (CUSIP Number)

                               February 14, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 532262 10 3                                   Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Liberty Media Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,071,075(1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,071,075(1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,071,075(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.88%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------
(1) Includes 11,773 shares which the reporting person has the right to acquire, as described in Item 4.

  CUSIP NO. 532262 10 3                                 Page 3 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Liberty Digital, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,071,075(1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,071,075(1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,071,075(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.88%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

(1) Includes 11,773 shares which the reporting person has the right to acquire, as described in Item 4.

CUSIP NO. 532262 10 3                                     Page 4 of 7 Pages

ITEM 1.

 Item 1(a)(1)            NAME OF ISSUER:                    Lightspan, Inc.

 Item 1(b)(1)            ADDRESS OF ISSUER'S
                         PRINCIPAL EXECUTIVE                10140 Campus Point Drive
                         OFFICES                            San Diego, California 92121-1520

ITEM 2.

 Item 2(a)(1)            NAME OF PERSON FILING:             Liberty Media Corporation

 Item 2(b)(1)            ADDRESS OF PRINCIPAL
                         BUSINESS OFFICE OR, IF NONE
                         RESIDENCE:                         9197 South Peoria Street
                                                            Engelwood, Colorado 80112

 Item 2(c)(1)            CITIZENSHIP:                       Delaware

 Item 2(a)(2)            NAME OF PERSON FILING:             Liberty Digital, Inc.

 Item 2(b)(2)            ADDRESS OF PRINCIPAL
                         BUSINESS OFFICE OR, IF NONE
                         RESIDENCE:                         1100 Glendon Avenue
                                                            Los Angeles, California 90024

 Item 2(c)(2)            CITIZENSHIP:                       Delaware

 Item 2(d)               TITLE OF CLASS OF SECURITIES:      Common Stock

 Item 2(e)               CUSIP NUMBER:                      532262 10 3


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR Rule 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a)  [ ] Broker or dealer registered under section 15
                        of the Act (15 U.S.C. 78o).

               (b)  [ ] Bank as defined in section 3(a)(6) of the
                        Act (15 U.S.C. 78c).

               (c)  [ ] Insurance Company as defined in section
                        3(a)(19) of the Act (15 U.S.C. 78c).
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 CUSIP NO. 532262 10 3                                  Page 5 of 7 Pages

               (d)  [ ] Investment Company registered under section
                        8 of the Investment Company Act of 1940 (15
                        (U.S.C. 80a-8).

               (e)  [ ] An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E);

               (f)  [ ] An employee benefit plan or endowment fund
                        in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)  [ ] A parent holding company or control person
                        in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h)  [ ] A savings association as defined in Section
                        3(b) of the Federal Deposit Insurance Act
                        (12 U.S.C. 1813);

               (i)  [ ] A church plan that is excluded from the
                        definition of an investment company under
                        Section 3(c)(14) of the Investment Company
                        Act of 1940 (15 U.S.C. 80a-3);

               (j)  [ ] Group, in accordance with Rule 13d-1(b)
                        (1)(ii)(J);

ITEM 4.  OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount Beneficially Owned:

               4,071,075 shares. The shares reported include 11,773 shares issuable upon the exercise of warrants. 3,538,896 shares, including 10,239 shares issuable upon exercise of warrants, are held of record by Liberty Lightspan Holdings, Inc. and 532,179 shares, including 1,534 shares issuable upon exercise of warrants, are held of record by Liberty Academic Systems Holdings, Inc. Liberty Lightspan Holdings, Inc. and Liberty Academic

CUSIP NO. 532262 10 3                                   Page 6 of 7 Pages

               Systems Holdings, Inc. are wholly owned subsidiaries of Liberty Digital, Inc. As of October 31, 2000 Liberty Media Corporation and its affiliates beneficially owned capital stock of Liberty Digital Inc. representing approximately 98.9% of the outstanding voting power of all the capital stock of Liberty Digital, Inc. outstanding on that date. Upon conversion of outstanding preferred stock of Liberty Digital, Inc. held by Liberty Media Corporation such percentage would increase to 99.1% as of that date.

          (b)  Percent of Class:

               8.88% (Based on 45,858,012 shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q for the period ended October 31, 2000.)

     INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the
         following.   [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

CUSIP NO. 532262 10 3                                   Page 7 of 7 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    Dated:  February 14, 2001

                                    LIBERTY MEDIA CORPORATION

                                    By /s/ Vivian J. Carr
                                       ----------------------------
                                      Name:  Vivian J. Carr
                                      Title: Senior Vice President


                                    LIBERTY DIGITAL, INC.

                                    By /s/ Vivian J. Carr
                                       ----------------------------
                                      Name:  Vivian J. Carr
                                      Title: Vice President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).